CLIFFORD CHANCE US LLP

March 1, 2018

VIA EDGAR

Ruairi Regan, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	CNL Strategic Capital, LLC
Registration Statement on Form S-1
Filed February 12, 2018
File No. 333-222986
Responses to Staff comments made by letter dated February 21, 2018

Dear Mr. Regan and Mr. Lopez:

On behalf of our client, CNL Strategic Capital, LLC (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated February 21, 2018 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-1 (File No. 333-222986) (the “Registration Statement”), which was filed on February 12, 2018. Concurrently with the filing of this response letter, the Company is filing Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). The Amended Registration Statement has been updated in response to the Staff’s comments made in the Comment Letter.

The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

All page references in the responses below are to the pages of a marked copy of the Amended Registration Statement, which was submitted today by the Company via EDGAR, unless otherwise specified.

General

1.	We note that the audited financial statements included in your filing do not include at least $5 million in net tangible assets. We refer you to your letter dated November 17, 2016. On that basis, it is unclear how you concluded that your proposed business is not commensurate in scope with the uncertainty ordinarily associated with a blank check company and the registration statement does not fail to comply with Rule 419 of Regulation C under the Securities Act of 1933. Accordingly, please revise the registration statement to comply with Rule 419, or advise.

Rule 419 of the Securities Act of 1933, as amended, applies to registration statements relating to offerings by blank check companies. Section (a)(2) of Rule 419 defines a “blank check company” as a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934, as amended.

The Company respectfully submits to the Staff that it is not a development stage company. Rather, on February 7, 2018, the Company commenced operations and acquired two initial businesses, Lawn Doctor, Inc. and Polyform Holdings, Inc., using a substantial portion of the net proceeds from a private offering of its Class FA limited liability company interests (the “private offering”). The Company raised aggregate gross proceeds of approximately $81.7 million in the private offering. Because the Companyis not a development stage company, it is not a blank check company within the meaning of Rule 419.

CLIFFORD CHANCE US LLP

Ruairi Regan, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

March 1, 2018

2.	We note the statement that on February 7, 2018 you met the minimum offering amount and commenced operations. Please revise the tables and accompanying text on pages 50-52 to update the statements regarding the amount available for investment and “Minimum Offering.”

In response to the Staff's comment, the Company has revised the disclosure on pages 50-52 of the prospectus as requested.

Our Portfolio, page 90

3.	In the last paragraph on page 90 you disclose that Lawn Doctor’s primary source of revenue is the franchise royalty fee. You also disclose that Lawn Doctor total system-wide sales were $118 million for the twelve months ended December 31, 2017 and Lawn Doctor’s total revenue has grown at a compound annual growth rate of approximately 6% since 2009. Please revise to also discuss and quantify the amount of franchise royalty fees that Lawn Doctor earned during the twelve months ended December 31, 2017 as a result of the $118 million in Lawn Doctor system-wide sales and indicate what growth in franchise royalty fees has occurred since 2009.

In response to the Staff's comment, the Company has revised the disclosure on page 90 of the prospectus as requested.

New Legislation or Administrative or Judicial Action, page 165

4.	We note that this section had addressed pending tax legislation. Please advise us of the extent to which changes under the enacted legislation are expected to materially affect your operations.

In response to the Staff's comment, the Company supplementally advises the Staff that the Company included, in the registration statement filed on February 12, 2018, disclosure on the impact of the recently enacted tax legislation (the TCJA) on the Company and its investors throughout the U.S. tax disclosure section of the prospectus under the caption “Certain U.S. Federal Income Tax Consequences.” For example, the Company discusses the applicability of the Section 199A deduction for non-corporate shareholders investing in the Company on page 156 of the prospectus under the caption “Certain U.S. Federal Income Tax Consequences—Pass-through Deduction for Qualified Business Income.” Additionally, the Company also describes the new 10% withholding requirement on the disposition of an interest in a partnership engaged in a U.S. trade or business on page 158 of the prospectus under the caption “Certain U.S. Federal Income Tax Consequences—Sale, Exchange or Other Taxable Disposition of Shares” and on page 163 of the prospectus under the cpation “Certain U.S. Federal Income Tax Consequences—Taxation of Non-U.S. Shareholders.” Furthermore, the Company discusses the suspension of the deduction for miscellaneous itemized deductions through 2025 on page 158 of the prospectus under the capation “Certain U.S. Federal Income Tax Consequences—Limitations on Deductibility of Certain Losses and Expenses” and the expanded definition of substantial built-in loss on page 160 of the prospectus under the caption “Certain U.S. Federal Income Tax Consequences—Section 754 Election.”

CLIFFORD CHANCE US LLP

Ruairi Regan, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

March 1, 2018

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8324 or Jay L. Bernstein at (212) 878-8527.

Sincerely,

/s/ Jason D. Myers

Jason D. Myers

cc:	CNL Strategic Capital, LLC
Holly J. Greer

Clifford Chance US LLP
Jay L. Bernstein
Larry P. Medvinsky
Clifford R. Cone